CHALICE CAPITAL PARTNERS, LLC

(SEC I.D. No. 8-69967)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/18/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chalice Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10920 Via Frontera, Suite 520
(No. and Street)

San Diego	CA	92127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Gregg — 800-353-6981
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davie Kaplan, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

1000 First Federal Plaza	Rochester	NY	14614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Keith Gregg** , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Chalice Capital Partners, LLC , as

of **December 31** , 20 **18** , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



RIA GOST
Notary Public – California
San Diego County
Commission # 2200079
My Comm. Expires Jul 1, 2021

_____
Notary Public

_____
Signature

CEO
_____
Title

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHALICE CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

DAVIE KAPLAN
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Chalice Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chalice Capital Partners, LLC as of December 31, 2018, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Chalice Capital Partners, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Chalice Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to fraud or error. Chalice Capital Partners, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statement that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statement and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Davie Kaplan, CPA, P.C.

We have served as Chalice Capital Partners, LLC's auditor since January 3, 2019.

Rochester, New York

February 27, 2019

CHALICE CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	384,383
Accounts receivable		719,492
Prepaid expenses		55,533
Total current assets		1,159,408

RESTRICTED CASH 86,061

$ 1,245,469

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:

Accounts payable	$	600,735
Accrued expenses		24,152
Due to related party		134,651
Deferred revenue		4,201
Total current liabilities		763,739

MEMBERS' EQUITY 481,730

$ 1,245,469

The accompanying notes are an integral part of the financial statement.

CHALICE CAPITAL PARTNERS, LLC

1. **ORGANIZATION**

Chalice Capital Partners, LLC (the "Company") is a broker-dealer that was formed under the laws of New York State effective October 16, 2016 and registered with the Financial Industry Regulatory Authority ("FINRA"), and the Securities and Exchange Commission ("SEC") since January 18, 2018. The Company provides retail investment and investment banking services.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains its cash at financial institutions, which may at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Restricted Cash - The Company is required to maintain balance of $50,000 in an account with RBC Correspondent Services ("RBC") and $25,000 in an account with Raymond James & Associates, Inc. ("RJ") its clearing broker-dealers, as part of their agreements to use RBC and RJ's clearing services.

Accounts Receivable - Accounts receivable at December 31, 2018 consists of amounts outstanding from investment banking fees and reimbursable expenses per the registered representative and shared services contract further discussed in Note 3 and Note 4. Based on historical experience, management believes that these amounts are fully collectible and has elected not to record an allowance for doubtful accounts as of December 31, 2018.

Revenue Recognition - The Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. This revenue recognition standard eliminates the transaction and industry specific revenue recognition guidance under current U.S. generally accepted accounting principles (GAAP) and replaces it with a principles-based approach for determining revenue recognition. The core principle of the revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. This standard has been adopted for the year ended December 31, 2018 and applied retrospectively.

Commissions and fees earned on the trades of mutual funds, equities, REITs, and others, as well as fees earned from arranging the sale of annuities are reported to the Company on a trade date basis and are recorded as revenue at that time. Finder fees for private placements and investment banking deals are considered earned on the date that the deals are funded.

CHALICE CAPITAL PARTNERS, LLC

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Income Taxes - The Company is not a taxpaying entity for federal, New York State and California tax reporting purposes; accordingly, no provision for income taxes has been reflected in the accompanying financial statements as income or loss from the Company is included in the members' individual tax returns. The Company believes that they have appropriate support for all tax positions taken, and as such, do not have any uncertain tax positions that are material to the financial statements.

The major taxing jurisdictions applicable to the Company's business affairs, for which returns have been filed, remain open and available for audit for the years 2016 through 2018.

Advertising - Advertising costs are expensed as incurred and totaled $86,041 for the period January 18, 2018 through December 31, 2018.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

New accounting pronouncements - The Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The core principle of the new standard is that lessees should recognize assets and liabilities arising from all leases, except for leases with a lease term of 12 months or less. The Company will be required to adopt the new standard for annual reporting periods beginning after December 15, 2018. Management is evaluating the impact of this new standard on its financial statements.

Subsequent Events - The Company has evaluated events and transactions that occurred between January 1, 2019 and the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. **REGISTERED REPRESENTATIVE CONTRACTS**

The Company has entered into agreements with several individuals to act as registered representatives of the Company. These individuals are compensated as consultants and earn fees and commissions on those contracts. Their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commission and consulting fees under these agreements amount to $3,308,372 for the period January 18, 2018 through December 31, 2018. These fees are included in expenses in the accompanying statement of income. Certain expenses, such as legal, insurance and regulatory fees are paid by the Company and reimbursed by the registered representatives per the terms of the individual contracts.

CHALICE CAPITAL PARTNERS, LLC

4.   **EQUITY**

As of December 31, 2018 the Company had 1,176,471 membership units with a par value of $.001 per unit issued and outstanding. Chalice Wealth Partners, LLC ("CWP") was the sole owner of the Company until March 26, 2018 when 176,471 membership units ("restricted units") were issued to an executive of the Company, representing a 15% interest, under a restricted unit agreement ("the agreement"). CCP has certain repurchase rights, as defined in the agreement, through the first anniversary of the executive's employment with CWP. At the anniversary date, the restricted units are deemed to be vested, and the repurchase rights, as defined in the agreement cease. At the choice of the executive, between the third anniversary and the fifth anniversary of their start date, the restricted units can be exchanged for common units of CWP based on a calculation defined in the agreement.

5.   **RELATED PARTY TRANSACTIONS**

The Company is party to a shared services agreement with multiple companies that are related through common ownership. Certain expenses, as defined by the shared services agreement, are paid for by CWP. At the end of each month, any expenses paid for by CWP that are directly attributable to a specific company are allocated 100% to that Company. The remaining expenses covered under the shared services agreement are pooled and allocated to each of the related companies based on each company's pro-rata portion of total revenue for the month.

The Company currently owes $134,651 to CWP for shared expenses. The amount due is non-interest bearing and has no formal repayment terms. Full payment is expected to be made within the next year.

On August 31, 2018, the Company was engaged to act as agent in the offering of convertible promissory notes by Steel Bending Spirits, LLC ("Steel Bending"), a party related through common ownership. The Company will receive a 2% management fee for the first $2,500,000 raised from the date of the agreement. Additionally, upon Steel Bending closing the offering, the Company will be owed a one-time fee of $25,000 to cover costs incurred by agent for due diligence, marketing, and placement costs. As of December 31, 2018, the Company has earned $45,000 under this arrangement.

6.   **NONCASH ACTIVITY**

During June of 2018, CWP contributed $36,061 of restricted cash; $964,792 of accounts receivable; $2,000 of other assets, $899,646 of amounts payable under the registered representative contracts; and $29,751 of other liabilities. This $73,456 noncash contribution has been excluded from the accompanying statement of cash flows.

CHALICE CAPITAL PARTNERS, LLC

7.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $325,494 which was $230,027 in excess of its required capital of $95,467. The Company's aggregate indebtedness to net capital ratio was 2.35 to 1 at December 31, 2018.

The Company's unaudited computation of excess net capital of $230,027 disclosed in Part II of the previously filed Form X-17A-5 (Focus Report) as of December 31, 2018, was in agreement with the amount determined in the above paragraph.

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